The Pricing Term Sheet dated as of May 21, 2009	Filed pursuant to Rule 433 Registration File No. 333-158196 Supplementing the Preliminary Prospectus Supplements dated May 20, 2009

CommScope, Inc.

Concurrent Offerings of

9,100,000 million shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

$250,000,000 aggregate principal amount of

3.25% Senior Subordinated Convertible Notes due 2015

(the “Senior Subordinated Convertible Notes Offering”)

The information in this pricing term sheet relates only to the concurrent Common Stock Offering and Senior Subordinated Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement, dated May 20, 2009, relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated May 20, 2009, relating to the Senior Subordinated Convertible Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus, dated April 28, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-158196.

Issuer:	CommScope, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	CTV / The New York Stock Exchange (“NYSE”).

Common Stock Offering

Title of Securities:	Common Stock, par value $.01 per share, of the Issuer.

Shares Offered:	9,100,000 (10,465,000 if the over-allotment option is exercised in full).

NYSE Last Reported Sale Price on May 21, 2009:	$22.13 per share of the Issuer’s Common Stock.

Price to Public:	$22.00 per share.

Underwriting Discount per Share:	$0.935 per share.

Proceeds, Before Expenses, to the Issuer:	$191.6915 million (approximately $220.445 million if the over-allotment option is exercised in full).

Use of Proceeds:	The Issuer expects to use the net proceeds of this offering, together with net proceeds from the Senior Subordinated Convertible Notes Offering, to repay $400 million of the term loans under the Issuer’s senior secured credit facilities on a pro rata basis and for general corporate purposes, including the potential repayment of additional indebtedness under the Issuer’s senior secured credit facilities.

Pricing Date:	May 21, 2009.

Closing Date:	May 28, 2009.

Capitalization:	The following table replaces the table (but not the corresponding footnote) set forth on page S-17 of the preliminary prospectus supplement for the Common Stock Offering:

	As of March 31, 2009
(dollars in thousands)	Actual	As adjusted for this offering	As further adjusted for the Convertible Notes Offering and the 3.50% convertible debentures conversion right termination(1)
Cash and cash equivalents	$290,753	$324,570	$324,570
Goodwill and intangible assets, net	1,793,859	1,793,859	1,793,859
Property, plant and equipment, net	448,962	448,962	448,962
Total assets	3,730,923	3,764,740	3,770,015
Working capital	920,529	954,346	954,346

Debt:
Seven-year senior secured term loan	$1,104,827	$999,264	$836,517
Six-year senior secured term loan	542,264	490,452	410,574
Revolving credit facility	75,000	75,000	75,000
3.50% convertible senior subordinated debentures due 2024	100,000	100,000	—
Convertible Notes offered concurrently hereto	—	—	250,000
Other	13,486	13,486	13,486

Total debt	$1,835,577	$1,678,202	$1,585,577

Stockholders’ equity
Common stock	$828	$919	$1,023
Additional paid-in capital	1,006,809	1,197,910	1,306,705
Retained earnings	296,563	296,563	285,563
Accumulated other comprehensive loss	(151,249)	(151,249)	(151,249)
Treasury stock	(146,687)	(146,687)	(146,687)

Total stockholders’ equity	$1,006,264	$1,197,456	$1,295,356

Total capitalization	$2,841,841	$2,875,658	$2,880,933

Joint Book-Running Managers:	J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC.

Co-Lead Managers:	Barclays Capital Inc. and Jefferies & Company, Inc.

Co-Managers:	Robert W. Baird & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated.

CUSIP:	203372107

Senior Subordinated Convertible Notes Offering

Title of Securities:	3.25% Senior Subordinated Convertible Notes due 2015.

Aggregate Principal Amount Offered:	$250.0 million aggregate principal amount of Notes ($287.5 million if the over-allotment option is exercised in full).

Public Offering Price:	$1,000 per Note / $250.0 million total.

Underwriting Discounts and Commissions:	$27.50 per Note / $6.875 million total.

Proceeds, Before Expenses, to the Issuer:	$972.50 per Note / $243.125 million total.

Maturity:	The Notes will mature on July 1, 2015, subject to earlier repurchase or conversion.

Annual Interest Rate:	3.25% per annum.

Interest Payment and Record Dates:	Interest will accrue from May 28, 2009, and will be payable semiannually in arrears on January 1 and July 1 of each year, beginning on January 1, 2010, to the person in whose name a Note is registered at the close of business on December 15 or June 15, as the case may be, immediately preceding the relevant interest payment date.

Reference Price:	$22.00 per share of the Issuer’s Common Stock, the public offering price per share in the Common Stock Offering.

Conversion Premium:	25% above the Reference Price.

Initial Conversion Price:	Approximately $27.50 per share of the Issuer’s Common Stock.

Initial Conversion Rate:	36.3636 shares of the Issuer’s Common Stock per $1,000 principal amount of Notes.

Use of Proceeds:	The Issuer expects to use the net proceeds of this offering, together with net proceeds from the Common Stock Offering, to repay $400 million of the term loans under the Issuer’s senior secured credit facilities on a pro rata basis and for general corporate purposes, including the potential repayment of additional indebtedness under the Issuer’s senior secured credit facilities.

Pricing Date:	May 21, 2009.

Closing Date:	May 28, 2009.

Capitalization:	The following table replaces the table (but not the corresponding footnote) set forth on page S-24 of the preliminary prospectus supplement for the Senior Subordinated Convertible Notes Offering:

	As of March 31, 2009
(dollars in thousands)	Actual	As adjusted for this offering	As further adjusted for the Common Stock Offering and the 3.50% convertible debentures conversion right termination(1)
Cash and cash equivalents	$290,753	$290,753	$324,570
Goodwill and intangible assets, net	1,793,859	1,793,859	1,793,859
Property, plant and equipment, net	448,962	448,962	448,962
Total assets	3,730,923	3,738,298	3,770,015
Working capital	920,529	920,529	954,346

Debt:
Seven-year senior secured term loan	$1,104,827	$942,080	$836,517
Six-year senior secured term loan	542,264	462,386	410,574
Revolving credit facility	75,000	75,000	75,000
3.50% convertible senior subordinated debentures due 2024	100,000	100,000	—
New convertible notes offered hereby	—	250,000	250,000
Other	13,486	13,486	13,486

Total debt	$1,835,577	$1,842,952	$1,585,577

Stockholders’ equity
Common stock	828	828	1,023
Additional paid-in capital	1,006,809	1,006,809	1,306,705
Retained earnings	296,563	296,563	285,563
Accumulated other comprehensive loss	(151,249)	(151,249)	(151,249)
Treasury stock	(146,687)	(146,687)	(146,687)

Total stockholders’ equity	$1,006,264	$1,006,264	$1,295,356

Total capitalization	$2,841,841	$2,849,216	$2,880,933

Joint Book-Running Managers:	J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wachovia Securities, LLC.

Co-Managers:	Calyon Securities (USA) Inc., Lazard Capital Markets LLC, Mizuho Securities USA Inc. and Scotia Capital (USA) Inc.

CUSIP Number:	203372 AG2

Adjustment to Shares Delivered Upon Conversion Upon a Make-whole Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

Stock Price

Effective date	$22.00	$25.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00
May 28, 2009	9.0909	8.4608	6.0927	4.5947	3.5867	2.8748	2.3520	1.9557	1.6473	1.4019	1.2029	1.0391	0.9023	0.7869	0.6884
July 1, 2010	9.0909	8.4313	5.9246	4.3750	3.3559	2.6515	2.1444	1.7667	1.4772	1.2497	1.0673	0.9183	0.7949	0.6913	0.6034
July 1, 2011	9.0909	8.3014	5.6376	4.0394	3.0205	2.3374	1.8594	1.5122	1.2519	1.0512	0.8927	0.7648	0.6599	0.5724	0.4985
July 1, 2012	9.0909	7.9762	5.1442	3.5155	2.5245	1.8905	1.4664	1.1706	0.9565	0.7961	0.6723	0.5741	0.4945	0.4286	0.3732
July 1, 2013	9.0909	7.3715	4.3449	2.7201	1.8087	1.2739	0.9450	0.7328	0.5889	0.4864	0.4101	0.3510	0.3036	0.2645	0.2314
July 1, 2014	9.0909	6.1722	2.9321	1.4430	0.7659	0.4527	0.3030	0.2261	0.1816	0.1530	0.1322	0.1158	0.1022	0.0905	0.0802
July 1, 2015	9.0909	3.6364	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $90.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $22.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate exceed 45.4545 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated May 20, 2009.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, (718) 242-8002.

This communication should be read in conjunction with the preliminary prospectus supplement dated May 20, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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